

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 6, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of LGL Systems Acquisition Corp., under the Exchange Act of 1934.

- Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant

- Class A common stock, $0.0001 par value per share

- Redeemable warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share

Sincerely,

Ben Sayen